July 26, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	iShares® Gold Trust - Annual Report on Form 10-K for the Year Ended
December 31, 2012
File No. 001-32418

Dear Ms. Gowetski:

Reference is hereby made to your letter dated July 16, 2013, pursuant to which the staff of the Division of Corporation Finance provided comments to the Annual Report on Form 10-K for the year ended December 31, 2012 filed by the iShares® Gold Trust (the “Trust”) on February 28, 2013. Set forth below are the responses to those comments. For your convenience, the text of each comment is reproduced in italics before our response.

General

1.	We note your disclosure on page 2 that the Trust’s gold holdings are identified on the Custodian’s books as the property of the Trust and held in New York, Toronto, London and other locations that may be authorized in the future. In future Exchange Act reports, please provide greater detail regarding the warehousing of the Trust’s gold, including an overview of the controls in place to ensure the gold is safe, the costs of warehousing and whether the gold is insured and by whom. In addition, in future Exchange Act reports, please clarify whether the sponsor and/or trustee have inspection rights and, if so, specifically disclose if those rights were exercised in the reporting period.

As requested by the staff, the registrant’s Annual Reports on Form 10-K will include in the future:

•

A summary of the provisions of the Custodian Agreement describing the Custodian’s obligations regarding the safekeeping of the Trust’s gold. Unfortunately, the registrant will not be in a position to provide an overview of the controls used by the Custodian to ensure the safety of the Trust’s gold, since those controls are proprietary and confidential to the Custodian and could not be disclosed without adversely affecting their efficacy.

•	A summary of the provisions of the Custodian Agreement regarding insurance of the Trust’s gold and describing any insurance coverage in effect at the time.

•	A summary of the provisions of the Custodian Agreement regarding the trustee’s inspection rights, and whether they were exercised during the period covered by the report.

The trustee, on behalf of the Trust, has retained an independent third party to perform periodic physical inspections of the Custodian’s vaults where the Trust’s gold is warehoused and posts on the Trust’s website the reports summarizing the outcome of such inspections.

Pursuant to the Depositary Trust Agreement governing the business and affairs of the Trust, the cost of warehousing has been assumed by iShares® Delaware Trust Sponsor LLC, the Delaware limited liability company that acts as the sponsor of the Trust (in such capacity, the “Sponsor”). Accordingly, the actual cost of warehousing paid by the Sponsor to the Custodian is not material to investors in the shares of the Trust and needs not to be included in the registrant’s future Annual Reports on Form 10-K.

2.	In future Exchange Act reports, please explain how the trustee and/or sponsor are involved in verifying the disclosure of the amount of gold held by the Trust.

As indicated in the response to comment 1 above, future Annual Reports on Form 10-K will include a description of how the trustee has exercised its inspection rights under the Custodian Agreement.

Item 10. Directors, Executive Officers and Corporate Governance, page 23

3.	We note your disclosure that this item is not applicable. However, for those persons who perform policy making functions typically performed by an executive officer or persons who perform the functions typically performed by a director on behalf of a registrant, in future Exchange Act reports, please provide the information required by Item 401 of Regulation S-K. Refer to Rule 3b-7 under the Exchange Act and Rule 405 of Regulation C.

As requested by the staff, future Annual Reports on Form 10-K will include the information required by Item 401 of Regulation S-K with respect to any person who, during the period covered by the report, performed with respect to the registrant any policy-making functions typically performed by an executive officer, or any functions typically performed by a director.

*     *     *

As requested, the Trust hereby acknowledges as follows:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (415) 670-4663 or Marisa Rolland at (415) 670-6416, should you have any further questions.

Sincerely,

iShares Delaware Trust Sponsor LLC,

in its capacity as the sponsor of the Trust

By:	/s/ Jack Gee
Name:	Jack Gee
Title:	Chief Financial Officer